

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 1, 2007

Roy Guthrie
Chief Financial Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

      RE: Discover Financial Services
                Form 10-12B
                Filed March 23, 2007
                File No. 1-33378

Dear Mr. Guthrie:

      We have completed our review of your registration statement on Form 10 filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 and have no further comments at this time.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director

cc: Jeffrey Small
       Jane MacRae
       Davis Polk & Wardwell
       450 Lexington Avenue
       New York, NY 10017